CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Income and Retained Earnings

(Unaudited – Expressed in thousands of U.S. Dollars)

	Three Months Ended March 31
	2008	2007

REVENUE
Oil and gas sales, net of royalties and other	$29,348	$12,603
Derivative gain (loss) on commodity contracts (Note 14)	(3,911)	41
Other income	63	17

	25,500	12,661

EXPENSES
Operating	3,923	1,364
General and administrative	2,272	1,203
Interest on long-term debt	1,681	-
Foreign exchange (gain) loss	13	(50)
Depletion, depreciation and accretion (Note 6)	7,989	3,006

	15,878	5,523

Income before income taxes	9,622	7,138

Income taxes - current	7,232	2,002

NET INCOME FROM CONTINUING OPERATIONS	2,390	5,136
NET INCOME FROM DISCONTINUED OPERATIONS (Note 4)	2,068	844
NET INCOME	4,458	5,980

Retained earnings, beginning of period	57,787	45,360

RETAINED EARNINGS, END OF PERIOD	$62,245	$51,340

Net income from continuing operations per share (Note 12)
- Basic	$0.04	$0.09
- Diluted	$0.04	$0.09

Net income from discontinued operations (Note 12)
- Basic	$0.03	$0.01
- Diluted	$0.03	$0.01

Net income per share (Note 12)
- Basic	$0.07	$0.10
- Diluted	$0.07	$0.10

See accompanying notes.

Consolidated Statements of Comprehensive Income

 (Unaudited – Expressed in thousands of U.S. Dollars)

	Three Months Ended March 31
	2008	2007

Net income	$4,458	$5,980
Other comprehensive income (loss):
Foreign currency translation adjustment	(1,802)	428

COMPREHENSIVE INCOME	$2,656	$6,408

See accompanying notes.

1

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets

(Unaudited - Expressed in thousands of U.S. Dollars)

	March 31, 2008	December 31, 2007

ASSETS
Current
Cash and cash equivalents	$11,935	$12,729
Accounts receivable	25,293	14,408
Prepaid expenses	415	320
Discontinued operations (Note 4)	53,251	4,300

	90,894	31,757

Goodwill (Note 5)	7,713	4,313
Property and equipment (Note 6)	150,794	115,988
Discontinued operations (Note 4)	-	52,161

	$249,401	$204,219

LIABILITIES
Current
Accounts payable and accrued liabilities	$10,342	$7,790
Income taxes payable	136	-
Derivative commodity contracts (Note 14)	9,505	7,098
Current portion of long-term debt (Note 7)	48,000	4,727
Liabilities of discontinued operations (Note 4)	7,488	6,648

	75,471	26,263

Long-term debt (Note 7)	47,601	51,958
Asset retirement obligations (Note 8)	-	-
Discontinued operations (Note 4)	-	2,755

	123,072	80,976

Commitments and contingencies (Note 14)

SHAREHOLDERS’ EQUITY
Share capital (Note 9)	50,630	50,128
Contributed surplus (Note 10)	3,490	3,562
Accumulated other comprehensive income (Note 11)	9,964	11,766
Retained earnings	62,245	57,787

	126,329	123,243

	$249,401	$204,219

See accompanying notes.

Approved on behalf of the Board:

Ross G. Clarkson, Director	Fred J. Dyment, Director

2

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Cash Flows

(Unaudited – Expressed in thousands of U.S. Dollars)

	Three Months Ended March 31
	2008	2007

CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:

OPERATING
Net income from continuing operations	$2,390	$5,136
Adjustments for items not affecting cash:
Depletion, depreciation and accretion	7,989	3,006
Stock-based compensation (Note 9)	314	268
Amortization of deferred financing charges	64	37
Unrealized derivative (gain) loss on commodity contracts	2,407	(41)
Changes in non-cash working capital	(1,645)	(1,105)
Cash provided by continuing operations	11,519	7,301
Cash provided by discontinued operations	4,797	4,228

	16,316	11,529

FINANCING
Increase in long-term debt (Note 7)	40,000	-
Deferred financing costs	(1,148)	-
Options surrendered for cash payments (Note 9)	(256)	-
Issue of common shares for cash (Note 9)	402	333
Changes in non-cash working capital	274	-

	39,272	333

INVESTING
Exploration and development expenditures	(6,265)	(6,309)
Acquisition (Note 3)	(44,218)	-
Changes in non-cash working capital	(2,828)	(3,902)
Cash used by continuing operations	(53,311)	(10,211)
Cash used by discontinued operations	(3,078)	(3,378)

	(56,389)	(13,589)

Effect of exchange rate changes on cash and cash equivalents	7	(33)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(794)	(1,760)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	12,729	8,836

CASH AND CASH EQUIVALENTS, END OF PERIOD	$11,935	$7,076

Supplemental Disclosure of Cash Flow Information
Cash interest paid	$1,615	$-
Cash taxes paid	7,232	2,002
Cash and cash equivalents is comprised of cash on hand and balances with banks	11,935	7,076

See accompanying notes.

3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited – Expressed in U.S. Dollars)

1.                Basis of presentation

The interim consolidated financial statements include the accounts of TransGlobe Energy Corporation and its subsidiaries (“TransGlobe” or the “Company”) for the three month periods ended March 31, 2008 and 2007 and are presented in accordance with Canadian generally accepted accounting principles on the same basis as the audited consolidated financial statements as at and for the year ended December 31, 2007, except as outlined in Note 2. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in TransGlobe’s annual report for the year ended December 31, 2007. In these interim consolidated financial statements, unless otherwise indicated, all dollars are expressed in United States (U.S.) dollars. All references to US$ or to $ are U.S. dollars and references to C$ are to Canadian dollars.

2.                Changes in accounting policies

Effective January 1, 2008, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Section 1535, Capital Disclosures as issued by the Accounting Standards Board (“AcSB”). The main features of this section are to establish requirements for an entity to disclose qualitative information about its objectives, policies and processes for managing capital, quantitative data about what it regards as capital, and whether it has complied with any externally imposed capital requirements and, if not, the consequences of such non-compliance.

Effective January 1, 2008, the Company adopted CICA Section 3862, Financial Instruments Disclosures, and CICA Section 3863, Financial Instruments Presentations, which require incremental disclosures regarding the significance of financial instruments for the entity’s financial position and performance; and the nature, extent and management of risks arising from financial instruments to which the entity is exposed.

The Company has applied these new standards prospectively in Note 13 - Capital disclosures for Section 1535 Capital Disclosures and in Note 14 - Financial instruments and risk management for Sections 3862 Financial Instruments Disclosures and 3863 Financial Instruments Presentations.

                    New accounting standards

In February 2008, the CICA issued Section 3064, Goodwill and intangible assets, replacing Section 3062, Goodwill and other intangible assets and Section 3450, Research and development costs. Various changes have been made to other sections of the CICA Handbook for consistency purposes. The new Section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company will adopt the new standards for its fiscal year beginning January 1, 2009. It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The Company is currently evaluating the impact of the adoption of this new Section on its Consolidated Financial Statements.

In January 2006, the AcSB adopted a strategic plan for the direction of accounting standards in Canada. On February 13, 2008, the AcSB has confirmed that effective for interim and annual financial statements related to fiscal years beginning on or after January 1, 2011, International Financial Reporting Standards will replace Canada’s current Generally Accepted Accounting Principles (“GAAP”) for all publicly accountable profit-oriented enterprises. The Company is currently evaluating the impact of this changeover on its Consolidated Financial Statements.

3.                Acquisitions

                    GHP Exploration (West Gharib) Ltd.

On February 5, 2008, TransGlobe acquired all of the common shares of GHP Exploration (West Gharib) Ltd. (“GHP”) for cash consideration of $44.1 million, net of cash acquired. The results of GHP’s operations have been included in the consolidated financial statements since that date. GHP holds a 30% interest in the West Gharib Concession area in Egypt. TransGlobe funded the acquisition from bank debt of $40.0 million and cash on hand.

The acquisition has been accounted for using the purchase method with TransGlobe as the acquirer, and the purchase price was allocated to the fair value of the assets acquired and the liabilities assumed as follows:

Cost of acquisition (000s)
Cash paid, net of cash acquired	$44,126
Transaction costs	92
$44,218

Allocation of purchase price (000s)
Property and equipment	$36,601
Goodwill	3,400
Working capital, net of cash acquired	4,217
$44,218

The above allocation of the purchase price is preliminary and is based on the best available information at this time, and is subject to a customary working capital price adjustment clause.

4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    Dublin International Petroleum (Egypt) Limited and Drucker Petroleum Inc.

On September 25, 2007, TransGlobe acquired all of the common shares of two private companies, Dublin International Petroleum (Egypt) Limited (“Dublin”) and Drucker Petroleum Inc., (“Drucker”) for cash consideration of $67.7 million. The results of Dublin’s and Drucker’s operations have been included in the consolidated financial statements since that date. Dublin and Drucker hold interests in eight development leases and associated infrastructure in the West Gharib Concession area in the Arab Republic of Egypt (Dublin is the operator of this Concession). TransGlobe funded the acquisition from cash on hand and bank debt of $63.0 million.

The acquisition has been accounted for using the purchase method with TransGlobe as the acquirer, and the purchase price was allocated to the fair value of the assets acquired and the liabilities assumed as follows:

Cost of acquisition (000s)
Cash paid, net of cash acquired	$67,684
Transaction costs	317
$68,001

Allocation of purchase price (000s)
Property and equipment	$54,823
Goodwill	4,313
Working capital, net of cash acquired	8,865
$68,001

The above allocation of the purchase price is preliminary and is based on the best available information at this time, and is subject to a customary working capital price adjustment clause.

4.                Discontinued operations

During 2008, TransGlobe committed to dispose of its Canadian segment of operations to allow the Company to focus its continuing operations on the development of its Middle East/North Africa assets. Once the sale is completed, the Company will no longer own any Canadian oil and natural gas interests. These assets meet the criteria for reporting as discontinued operations as at March 31, 2008.

The assets and liabilities of the Canadian operations have been reclassified as discontinued operations or liabilities of discontinued operations on the Consolidated Balance Sheets. Operating results related to these assets and liabilities have been included in net income from discontinued operations on the Consolidated Statements of Income and Retained Earnings.

	As at	As at
(000s)	March 31, 2008	December 31, 2007
Assets
Current assets	$4,314	$4,300
Property, plant and equipment	47,058	50,298
Future income tax asset	1,879	1,863
	$48,937	$52,161
Total assets	$53,251	$56,461

Liabilities
Current liabilities	$4,813	$6,648
Asset retirement obligation	2,675	2,755
Total liabilities	$7,488	$9,403

	For the Three Months Ended March 31
(000s)	2008	2007
Revenue
Oil and gas sales, net of royalties	$6,567	$4,648

Expenses
Operating	1,857	1,044
Depletion, depreciation and accretion	2,724	2,686
	4,581	3,730
Income from discontinued operations before taxes	1,986	918
Future income tax recovery (expense)	82	(74)

Net income from discontinued operations	$2,068	$844

5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In Canada, the Company capitalized overhead costs relating to exploration and development activities during the three months ended March 31, 2008 of $0.4 million (2007 - $0.1 million). Unproven property costs of $1.8 million were excluded from the costs subject to depletion and depreciation for the three months ended March 31, 2008 (2007 - $Nil). Future development costs for proved reserves of $10.3 million (2007 - $8.3 million) were included in the depletion and depreciation calculations.

5.                Goodwill

Changes in the carrying amount of the Company’s goodwill are as follows:

	Three Months	12 Months
	Ended	Ended
(000s)	March 31, 2008	December 31, 2007
Opening balance	$4,313	$-
Acquired during period (Note 3)	3,400	4,313

Closing balance	$7,713	$4,313

6.                Property and equipment

The Company capitalized overhead costs relating to exploration and development activities during the three months ended March 31, 2008 of $0.1 million (2007 - $0.2 million) in Egypt and $0.02 million (2007 - $0.2 million) in Yemen.

Unproven property costs excluded from the costs subject to depletion and depreciation for the three months ended March 31, 2008 totalled $9.9 million (2007 - $9.9 million) in Egypt and $6.5 million (2007 - $2.4 million) in Yemen.

Future development costs for proved reserves included in the depletion calculations for the three months ended March 31, 2008 totalled $3.2 million (2007 - $Nil) in Egypt and $6.9 million (2007 - $12.4 million) in Yemen.

7.                Long-term debt

(000s)	March 31, 2008	December 31, 2007
Revolving Credit Agreement	$50,000	$50,000
Term Loan Agreement	48,000	8,000
	98,000	58,000
Unamortized transaction costs	(2,399)	(1,315)
	95,601	56,685

Current portion of long-term debt	48,000	4,727
	$47,601	$51,958

The Company has two borrowing facilities, a $50 million Revolving Credit Agreement and a Term Loan Agreement. In February 2008, the Company increased its Term Loan Agreement from $8.0 million to $48.0 million. Both borrowing facilities expire on September 19, 2010 and are secured by a first floating charge debenture over all assets of the Company, a general assignment of book debts, security pledge of the Company’s subsidiaries and certain covenants. At March 31, 2008, both facilities were fully drawn. The Revolving Credit Agreement and the Term Loan Agreement bear interest at the Eurodollar Rate plus three percent and plus six percent, respectively. The Company incurred fees of $1.1 million in the quarter to increase its Term Loan Agreement.

The future debt payments on long-term debt, as of March 31, 2008, are as follows:

(000s)
2008	$48,000
2009	-
2010	50,000

8.                Asset retirement obligations (“ARO”)

The balance of the ARO at March 31, 2008 and December 31, 2007 related in its entirety to the discontinued operations and thus has been reclassified to liabilities of discontinued operations (see Note 4). The following table presents the reconciliation of the beginning and ending obligations associated with the retirement of oil and gas properties, which are now part of the liabilities of discontinued operations:

(000s)
Asset retirement obligations, December 31, 2007	$2,755
Liabilities incurred during period	-
Liabilities settled during period	(27)
Accretion	41
Foreign exchange gain	(94)

Asset retirement obligations, March 31, 2008	$2,675

At March 31, 2008, the estimated total undiscounted amount required to settle the asset retirement obligations was $3.4 million. These obligations will be settled at the end of the useful lives of the underlying assets, which currently extend up to eight years into the future. This amount has been discounted using a credit-adjusted risk-free interest rate of 6.5% .

6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.                Share capital

                    a) Authorized

The Company is authorized to issue an unlimited number of common shares with no par value

                    b) Issued

	Three Months Ended		Year Ended
	March 31, 2008		December 31, 2007
(000s)	Shares	Amount	Shares	Amount
Common shares, beginning of period	59,627	$50,128	58,883	$49,360
Stock options exercised	140	402	860	605
Stock options surrendered for cash payments	-	(256)	-	-
Stock based compensation on exercise	-	356	-	260
Purchase of common shares	-	-	(116)	(97)

Common shares, end of period	59,767	$50,630	59,627	$50,128

                    c) Stock Options

	Three Months Ended		Year Ended
	March 31, 2008		December 31, 2007
		Weighted		Weighted
	No. of	Average	No. of	Average
(000s, except per share amounts)	Options	Exercise Price	Options	Exercise Price
Options outstanding, beginning of period	2,936	$4.11	3,110	$3.12
Granted	291	4.97	1,091	4.44
Exercised for common shares	(140)	2.16	(860)	0.53
Surrendered for cash payments	(150)	2.66	-	-
Forfeited	(164)	4.71	(405)	5.01

Options outstanding, end of period	2,773	$4.34	2,936	$4.11

Options exercisable, end of period	1,250	$3.90	1,602	$3.69

                    d) Stock-based compensation

Stock-based compensation expense of $0.3 million has been recorded in the Consolidated Statements of Income and Retained Earnings in 2008 (2007 - $0.3 million). The fair value of all common stock options granted is estimated on the date of grant using the lattice-based binomial option pricing model. The weighted average fair value of the options granted during 2008 and the assumptions used in their determination are noted below:

Weighted average fair market value per option (C$)	2.09
Risk-free interest rate (percent)	4.5
Expected life (years)	5
Expected volatility (percent)	46.08
Expected dividend yield (percent)	0
Expected forfeiture rate (non-executive employees) (percent)	12
Early exercise (Year 1/Year 2/Year 3/Year 4/Year 5)	(0%/10%/20%/30%/40%)

10.               Contributed surplus

	Three Months Ended	Year Ended
(000s)	March 31, 2008	December 31, 2007
Contributed surplus, beginning of period	$3,562	$2,863
Stock-based compensation expense	284	959
Transfer to common shares on exercise of option	(356)	(260)

Contributed surplus, end of period	$3,490	$3,562

11.               Accumulated other comprehensive income

The balance of accumulated other comprehensive income consists of the following:

	Three Months Ended	Year Ended
(000s)	March 31, 2008	December 31, 2007
Accumulated other comprehensive income, beginning of period	$11,766	$3,212
Other comprehensive income (loss):
Foreign currency translation adjustment	(1,802)	8,554

Accumulated other comprehensive income, end of period	$9,964	$11,766

7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.               Per share amounts

In calculating the net income per share basic and diluted, the following weighted average shares were used:

	Three Months Ended March 31
(000s)	2008	2007
Weighted average number of shares outstanding	59,712	59,538
Shares issuable pursuant to stock options	2,025	1,711
Shares to be purchased from proceeds of stock options
under treasury stock method	(1,170)	(752)

Weighted average number of diluted shares outstanding	60,567	60,497

The treasury stock method assumes that the proceeds received from the exercise of “in-the-money” stock options are used to repurchase common shares at the average market price. In calculating the weighted average number of diluted common shares outstanding for the three month period ended March 31, 2008, the Company excluded 1,406,000 options (2007 – 1,157,000) because their exercise price was greater than the period average common share market price in the period.

13.               Capital disclosures

The Company defines and computes its capital as follows:

(000s)	March 31, 2008	December 31, 2007

Shareholders’ Equity	$126,329	$123,243
Long-term debt, including the current portion	95,601	56,685
Cash	(11,935)	(12,729)

Total capital	$209,995	$167,199

The Company’s objectives when managing capital are to ensure the Company will continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders. The Company sets the amount of capital in proportion to risk and manages to ensure that the total of the long-term debt is not greater than two times the Company’s cash flow from operations for the trailing twelve months. For the purposes of measuring the Company’s ability to meet the above stated criteria, cash flow from operations is defined as the net income (including net income from discontinued operations) before any deduction for depletion, depreciation and accretion, amortization of deferred financing charges, non-cash stock based compensation, and non-cash derivative loss on commodity contracts.

	12 Months Trailing
(000s)	March 31, 2008	December 31, 2007
Long-term debt, including the current portion	$95,601	$56,685

Net income	$11,280	$12,802
Plus: Depletion, depreciation and accretion	36,193	31,172
Amortization of deferred financing charges	180	153
Non-cash stock based compensation	1,132	1,086
Non-cash derivative loss on commodity contracts	9,546	7,098
Cash flow from operations	$58,331	$52,311

Ratio	1.6	1.1

The Company’s financial objectives and strategy as described above have remained substantially unchanged over the last two completed fiscal years. These objectives and strategy are reviewed on an annual basis. The Company believes that its ratios are within reasonable limits, in light of the relative size of the Company and its capital management objectives.

The Company is also subject to financial covenants in its revolving credit and term loan agreements. The key financial covenants for the quarter are as follows:

  Interest coverage ratio of greater than 3.5 to 1.0, calculated as EBITDAX to interest expense, for the immediately preceding four consecutive fiscal quarters. For the purposes of the financial covenant calculations EBITDAX shall mean Consolidated Net Income before interest, income taxes, depreciation, depletion, amortization, and accretion, unrealized hedging losses and stock based compensation expense.
  Indebtedness to EBITDAX of less than 2.0 to 1.0. For the purposes of the financial covenant calculation, indebtedness shall mean the balance of the Revolving Credit Facility, the Term Loan, letters of credit, and any amounts payable in connection with a realized derivative loss.
  Current ratio (current assets to current liabilities, excluding the current portion of long-term debt) of greater than 1.0 to 1.0.

The Company is in compliance with all financial covenants.

8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.               Financial instruments and risk management

                    Carrying Values and Estimated Fair Values of Financial Assets and Liabilities

The Company has classified its cash and cash equivalents as assets held-for-trading and its derivative commodity contracts as liabilities held-for-trading, which are both measured at fair value with changes being recognized in net income. Accounts receivable are classified as loans and receivables; operating bank loans, accounts payable and accrued liabilities, and long-term debt, including interest payable, are classified as other liabilities, all of which are measure at amortized cost.

Carrying value and fair value of financial assets and liabilities are summarized as follows:

	March 31, 2008
Classification (000s)	Carrying Value	Fair Value
Financial assets held-for-trading	$11,935	$11,935
Loans and receivables	25,293	25,293
Financial liabilities held-for-trading	9,505	9,505
Other liabilities	106,079	108,478

                    Credit Risk

The majority of the accounts receivable are in respect of oil and gas operations. The Company generally extends unsecured credit to these customers and therefore the collection of accounts receivable may be affected by changes in economic or other conditions. Management believes the risk is mitigated by the size and reputation of the companies to which they extend credit. The Company has not experienced any material credit loss in the collection of accounts receivable to date.

Trade and other receivables from continuing operations are analyzed in the table below. With respect to the trade and other receivables that are neither impaired nor past due, there are no indications as of the reporting date that the debtors will not meet their payment obligations.

(000s)
Trade and other receivables at March 31, 2008
Neither impaired nor past due	$11,690
Impaired (net of valuation allowance)	-
Not impaired and past due in the following period:
Within 30 days	3,613
31-60 days	3,376
61-90 days	3,421
Over 90 days	3,193

In Egypt, the Company sold all of its 2008 production to one purchaser. In Yemen, the Company sold all of its 2008 Block 32 production to one purchaser and all of its 2008 Block S-1 production to one purchaser. In Canada, the Company sold primarily all of its 2008 gas production to one purchaser and primarily all of its 2008 oil production to another single purchaser.

                    Market Risk

Market risk is the risk or uncertainty arising from possible market price movements and their impact on the future performance of a business. The market price movements that the Company is exposed to include oil and natural gas prices (commodity price risk), foreign currency exchange rates and interest rates, all of which could adversely affect the value of the Company’s financial assets, liabilities and financial results.

                    a) Commodity Price Risk

The Company’s operational results and financial condition are partially dependent on the commodity prices received for its oil and natural gas production. Commodity prices have fluctuated widely during recent years.

Any movement in commodity prices would have a significant effect on the Company’s financial condition. Therefore, the Company has entered into various financial derivative contracts to manage fluctuations in commodity prices in the normal course of operations.

Dated Brent Pricing
Period	Volume	Type	Put-Call
Crude Oil
September 1, 2007-August 31, 2008	15,000 Bbls/month	Financial Collar	$60.00-$78.55
January 1, 2008-December 31, 2008	12,000 Bbls/month	Financial Collar	$60.00-$81.20
January 1, 2009-December 31, 2009	12,000 Bbls/month	Financial Collar	$60.00-$82.10
November 1, 2007-March 31, 2008	5,000 Bbls/month	Financial Collar	$65.00-$89.35
September 1, 2008-January 31, 2009	11,000 Bbls/month	Financial Collar	$60.00-$88.80
February 1, 2009-December 31, 2009	6,000 Bbls/month	Financial Collar	$60.00-$86.10
January 1, 2010-August 31, 2010	12,000 Bbls/month	Financial Collar	$60.00-$84.25

The estimated fair value of unrealized commodity contracts is reported on the Consolidated Balance Sheet, with any change in the unrealized positions recorded to income. The fair values of these transactions are based on an approximation of the amounts that would have been paid to or received from counter-parties to settle the transactions outstanding as at the Consolidated Balance Sheet date with reference to forward prices and market values provided by independent sources. The actual amounts realized may differ from these estimates.

When assessing the potential impact of commodity price changes on our financial derivative commodity contracts the Company believes 10% volatility is a reasonable measure. The effect of a 10% increase in commodity prices would decrease the net income, for the three months ended March 31, 2008, by $4.7 million due to an increase in the unrealized derivative loss. The effect of a 10% decrease in commodity prices would increase the net income, for the three months ended March 31, 2008, by $4.1 million due to the unwinding of the unrealized derivative loss.

9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    b) Foreign Currency Exchange Risk

The Company’s operations are exposed to fluctuations in foreign currency exchange rates, on its Canadian operations. The Company manages its foreign currency exchange risk by maintaining foreign currency bank accounts and receivable accounts to offset foreign currency payables and planned expenditures.

As the Company’s business is conducted primarily in U.S. dollars and its financial instruments are primarily denominated in U.S. dollars, the potential impact of fluctuations in foreign exchange rates on the Company’s financial instruments would have a minimal impact on net income and other comprehensive income for the three months ended March 31, 2008.

                    c) Interest Rate Risk

Fluctuations in interest rates could result in a significant change in the amount the Company pays to service variable-interest, U.S.-dollar-denominated debt. No derivative contracts were entered into during 2008 to mitigate this risk. When assessing interest rate risk applicable to the Company’s variable-interest, U.S.- dollar-denominated debt the Company believes 1% volatility is a reasonable measure. The effect of interest rates increasing by 1% would decrease the Company’s net income, for the three months ended March 31, 2008, by $0.2 million. The effect of interest rates decreasing by 1% would increase the Company’s net income, for the three months ended March 31, 2008, by $0.2 million.

                    Liquidity Risk

Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and proved reserves, to acquire strategic oil and gas assets and to repay debt.

The Company actively maintains credit facilities to ensure it has sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost. The following are the contractual maturities of financial liabilities at March 31, 2008:

(000s)	Payment Due by Period[1,2]
	Recognized
	in Financial	Contractual	Less than			More than
	Statements	Cash Flows	1 year	1-3 years	4-5 years	5 years
Accounts payable and accrued liabilities	Yes-Liability	$10,342	$10,342	$-	$-	$-
Long-term debt:
Revolving Credit Agreement	Yes-Liability	50,000	-	50,000	-	-
Term Loan Agreement	Yes-Liability	48,000	48,000	-	-	-
Office and equipment leases	No	869	339	530	-	-
Minimum work commitments[3]	No	12,900	500	5,800	6,600	-
Total		$122,111	$59,181	$56,330	$6,600	$-

1	Payments exclude ongoing operating costs related to certain leases, interest on long-term debt and payments made to settle derivatives.
2.	Payments denominated in foreign currencies have been translated at March 31, 2008 exchange rates.
3.	Minimum work commitments include contracts awarded for capital projects and those commitments related to exploration and drilling obligations.

Pursuant to the East Hoshia Development Lease in Egypt, the Company and its partners have committed to drilling three exploration wells and submitted a letter of production guarantee for $4.0 million as security (expiring June 1, 2009).

Pursuant to the PSA for Block 72, Yemen, the Contractor (joint venture partners) has a minimum financial commitment of $4.0 million ($1.3 million to TransGlobe) during the first exploration period. The remaining amount to TransGlobe is $0.5 million. This period has been extended to January 12, 2009 and applies to exploration work consisting of seismic acquisition (completed) and one remaining exploration well.

Pursuant to the bid awarded for Block 75, Yemen, the Contractor (joint venture partners) has a minimum financial commitment of $7.0 million ($1.8 million to TransGlobe) for the signature bonus and first exploration period work program consisting of seismic acquisition and one exploration well. The first 36-month exploration period commenced March 8, 2008. The Company issued a $1.5 million letter of credit (expiring November 15, 2011) to guarantee the Company’s performance under the first exploration period. The letter is secured by a guarantee granted by Export Development Canada.

Pursuant to the bid awarded for Block 84, Yemen, the Contractor (joint venture partners) has a minimum financial commitment of $20.1 million ($6.6 million to TransGlobe) for the signature bonus and first exploration period work program consisting of seismic acquisition and four exploration wells. The first 42-month exploration period will commence when the PSA has been approved and ratified by the government of Yemen, anticipated to occur in 2008.

Upon the determination that proved recoverable reserves are 40 million barrels or greater for Block S-1 in Yemen, the Company will be required to pay a finders’ fee to third parties in the amount of $0.3 million.

Management believes that future cash flows from operations, working capital and availability under existing banking arrangements will be adequate to support these financial liabilities, as well as its capital programs.

The existing banking arrangements at March 31, 2008 consist of a Revolving Credit Facility and a Term Loan of $50.0 million and $48.0 million, respectively.

The table below shows cash outflows for financial derivative instruments based on a dated Brent oil price of $100.30/Bbl at March 31, 2008:

Less than 1 year	$5,239
1-3 years	4,266

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15.               Segmented information

	Egypt		Yemen		Total
	2008	2007	2008	2007	2008	2007
Revenue
Oil and gas sales, net of royalties and	$10,065	$-	$19,283	$12,603	$29,348	$12,603
other
Other income	31	-	-	-	31	-

Total revenue	10,096	-	19,283	12,603	29,379	12,603

Segmented expenses
Operating	711	-	3,212	1,364	3,923	1,364
Depletion, depreciation and accretion	4,927	12	3,062	2,994	7,989	3,006
Income taxes	3,124	-	4,108	2,002	7,232	2,002

Total segmented expenses	8,762	12	10,382	6,360	19,144	6,372

Segmented income	$1,334	$(12)	$8,901	$6,243	10,235	6,231

Non-segmented expenses
Derivative loss on commodity contracts					3,911	(41)
General and administrative					2,272	1,203
Interest on long-term debt					1,681	-
Foreign exchange loss (gain)					13	(50)
Other income					(32)	(17)

Total non-segmented expenses					7,845	1,095

Net income from continuing operations					2,390	5,136
Net income from discontinued
operations (Note 4)					2,068	844

Net income					$4,458	$5,980

Capital expenditures	$3,318	$2,189	$2,947	$4,120	$6,265	$6,309
Acquisition					36,601	-

					$42,866	$6,309

Property, plant and equipment	$97,411	$62,316	$52,874	$53,163	$150,285	$115,479
Goodwill	7,713	4,313	-	-	7,713	4,313
Other	21,452	13,464	8,937	5,906	30,389	19,370
Segmented assets	$126,576	$80,093	$61,811	$59,069	188,387	139,162
Non-segmented assets					7,763	8,596
Discontinued operations					53,251	56,461

Total assets					$249,401	$204,219

16.               Comparative figures

Certain comparative figures have been reclassified to conform with current period presentation.

17.               Subsequent event

On April 15, 2008, TransGlobe entered into an agreement to sell all of its Canadian oil and gas assets for C$56.7 million, effective January 1, 2008. The gain on the sale is projected to be approximately $4.7 million. The closing of the transaction occurred on April 30, 2008, subject to standard and customary closing conditions. The Company repaid $55.0 million of debt with the proceeds from the sale and cash on hand.

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